EIGER ANNOUNCES $0.02 PER MINUTE ANYWHERE/ANYTIME LONG DISTANCE CALLING

Toronto, May 28th /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) is pleased to announce that its wholly owned subsidiary Onlinetel Corp. is launching its Anywhere/Anytime North American flat rate long distance calling plans effective June 1, 2002.

Customers will now be able to call 1000 minutes per month Anywhere/Anytime in the Continental United States and Canada for a flat rate of $20.00 per month, or 500 minutes for $10.00 per month. These rates equate to $0.02 per minute. For added customer value, minutes above contracted amounts will be available for a low rate of $0.05 per minute and will only be billed in one-minute increments.

For customers requiring only casual calling long distance services, Onlinetel launched Canada's lowest cost 10-10 service on May 15, 2002. With pricing as low as $0.25 per fifteen minute call to on-net cities in Ontario, $0.50 to on-net cities in Canada, and $1.00 to any other destination in 23 countries including the United States, Onlinetel's 10-10-580 service is by far the most competitive 10-10 service in Canada today. Customers simply dial 10-10-580 before dialing the regular number they wish to call and the charge will appear on their existing Bell Canada phone bill.

To take advantage of these consumer savings plans, simply visit Onlinetel's new website at www.onlinetel.com or phone Onlinetel's call center toll-free at 1-866-888-8222.

Gerry Racicot, CEO of Eiger Technology, Inc. commented, "The inherent margin advantages associated with pushing voice over an IP network has allowed Onlinetel to launch the most competitive consumer calling services in Canada today. The adoption of these services has been well received as evidenced by the early success of our 10-10-580 casual calling service and we will continue to push the most competitive plans to our consumers in the future."


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.